

July 12, 2022

John Morgan
Chief Executive Officer
ZA Group, Inc.
6901A N 9th Ave. #659
Suite 700
Pensacola, FL 32504

> **Re: ZA Group, Inc.**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed July 5, 2022**
> **File No. 024-11715**

Dear Mr. Morgan:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Turner